EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Six Months Ended,
Earnings:	June 30, 2016
Loss from continuing operations before equity in income of unconsolidated entities and income taxes	$(40,247)
Fixed charges (from below)	49,605
Amortization of capitalized interest	1,387
Subtract:
Capitalized interest (from below)	(3,062)
Preferred distributions of other consolidated entities	(8)
Total earnings	$7,675

Fixed charges:
Interest expense on continuing operations	$46,198
Capitalized interest (internal and external)	3,062
Interest included in rental expense	337
Preferred distributions of other consolidated entities	8
Total fixed charges	$49,605

Ratio of earnings to fixed charges	0.15

Deficiency	$41,930

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income from continuing operations before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.